Exhibit 12.1

SABRE HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(in thousands)

Nine months Ended
September 30, 2001
Earnings:
Income from continuing operations before taxes (1)	$123,514
Minority interests in consolidated subsidiaries	(17,209)
Income from equity investees	(16,517)
Income from continuing operations before income taxes, minority interests and earnings from equity investees	89,788
Add: Total fixed charges (per below)	46,045
Distributed income of equity investees	4,940
Total earnings	$140,773
Fixed charges:
Interest expensed	$34,470
Estimate of interest within rental expense (2)	11,575
Total fixed charges	$46,045
Ratio of earnings to fixed charges	3.06

(1)

On July 2, 2001, the Company completed the sale of the Company’s Outsourcing Business.  The Company also entered into agreements with Electronic Data Systems Corporation ("EDS") for (i) EDS to manage the Company’s IT systems for 10-years (the "IT Outsourcing Agreement"), and (ii) the Company and EDS to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for nine months ended September 30, 2001.

(2)	Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).